UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SHARPS COMPLIANCE CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

Raven Buyer, Inc.
11611 San Vicente Blvd Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101

Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

August 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Raven Houston Merger Sub, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Reflects number of shares beneficially owned by Raven Houston Merger Sub, Inc. ("Merger Sub"), immediately after giving effect to the Merger (as described in Items 3 and 6).

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Raven Buyer, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Aurora Equity Partners VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Aurora Equity Partners VI-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Aurora Associates VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Aurora Capital Partners VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 820017101

1	NAMES OF REPORTING PERSONS
Aurora Capital Partners UGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(2) Reflects number of shares beneficially owned immediately after giving effect to the Merger (as described in Items 3 and 6). Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own all of such shares. Raven Buyer, Inc. ("Parent") is the direct beneficial owner of these shares of Common Stock of Sharps Compliance Corp. (“Sharps”). Parent is wholly-owned by Raven Parent, Inc., a Delaware corporation, which in turn is controlled by Aurora Equity Partners VI L.P., a Delaware limited partnership, Aurora Equity Partners VI-A L.P., a Delaware limited partnership, and Aurora Associates VI L.P., a Delaware limited partnership (Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P. and Aurora Associates VI L.P. are collectively referred to as the “Aurora Funds”).  The Aurora Funds are managed by Aurora Capital Partners VI L.P., as general partner (“ACP VI”), which in turn is managed by Aurora Capital Partners UGP LLC, as general partner (“ACP UGP”). Because of the relationship among Parent, the Aurora Funds, ACP VI and ACP UGP, each of the foregoing Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by Parent.

Item 1.	Security and Issuer.

(a)          This Statement of Beneficial Ownership on Schedule 13D (this “Statement” or “Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock”), of Sharps Compliance Corp., a Delaware corporation (“Sharps” or the “Issuer”).

(b)          The principal executive office of the Issuer is located at 9220 Kirby Drive, Suite 500, Houston, TX, 77054.

Item 2.	Identity and Background.

For information with respect to the identity and background of each director, manager, general partner or executive officer, as applicable, of the Reporting Persons, see Schedule 1 attached hereto.

(a)  The persons and entities filing this Schedule 13D are (collectively, the “Reporting Persons”):

(i)	Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”);

(ii)           Raven Buyer, Inc., a Delaware corporation (“Parent”);

(iii)          Aurora Equity Partners VI L.P., a Delaware limited partnership;

(iv)          Aurora Equity Partners VI-A L.P., a Delaware limited partnership;

(v)           Aurora Associates VI L.P., a Delaware limited partnership (collectively with Aurora Equity Partners VI L.P. and Aurora Equity Partners VI-A L.P., the “Aurora Funds”);

(vi)          Aurora Capital Partners VI L.P., a Delaware limited partnership; and

(vii)         Aurora Capital Partners UGP LLC, a Delaware limited liability company.

(b)  The address of the principal place of business of each Reporting Person is 11611 San Vicente Blvd, Suite 800, Los Angeles, California 90049.

(c)  The principal business of:

(i)            Raven Houston Merger Sub, Inc. was to merge with and into Sharps.

(ii)           Raven Buyer, Inc. is to facilitate investments in other companies.

(iii)          Aurora Equity Partners VI L.P. is that of a private investment partnership.

(iv)          Aurora Equity Partners VI-A L.P. is that of a private investment partnership.

(v)           Aurora Associates VI L.P. is that of a private investment partnership.

(vi)          Aurora Capital Partners VI L.P. is that of general partner of the Aurora Funds.

(vii)         Aurora Capital Partners UGP LLC is that of general partner of ACP VI.

(d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons set forth on Schedule 1 attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship or Place of Organization for each Reporting Person is Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 22, 2022, Purchaser purchased 16,951,290 shares of Common Stock (the “Shares”) in a tender offer (the “Offer”) at a price of $8.75 per share (the “Offer Price”) for an aggregate purchase price of $148,323,787.50. The Offer was made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022, by and among Purchaser, Parent and Sharps (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer, on August 23, 2022, Purchaser merged with and into Sharps (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”), with Sharps continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, (i) each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the effective time of the Merger, and Shares owned by any stockholders who properly demanded appraisal rights in accordance with Section 262 of the DGCL) were  canceled and automatically converted into the right to receive cash in an amount equal to the Offer Price; and (ii) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the effective time of the Merger was converted into and became one validly issued, fully paid, and non-assessable share of common stock, par value $0.01 per share, of Sharps. Since there were 1,000 shares of Purchaser issued and outstanding immediately prior to the effective time of the Merger, following the Merger, there were 1,000 shares of Sharps issued and outstanding, all of which were directly owned by Parent. This is the sole Schedule 13D filing by the Reporting Persons in connection with the Offer and the Merger.

The source of funds for the Offer was provided in part by financing pursuant to (i) an equity commitment letter, dated July 12, 2022 (the “Equity Commitment Letter”), from the Aurora Funds to Parent and (ii) an equity contribution made by certain co-investors in the Aurora Funds to Parent (collectively, the “Equity Financing”). Parent in turn provided such funds to the Purchaser to enable Purchaser to purchase the shares of Common Stock tendered in the Offer.

In addition, pursuant to a debt commitment letter, dated July 12, 2022, at the effective time of the Merger, Parent entered into a senior secured incremental term loan facility in an aggregate principal amount of $95.0 million (the “Incremental Term Loan Credit Facility”) and an increase to Parent’s existing senior secured revolving credit facility in an aggregate principal amount of $15.0 million (the “Incremental Revolving Credit Facility” and, together with the Incremental Term Loan Credit Facility, the “Incremental Facilities”).

The aggregate consideration paid by Purchaser in the Offer and Merger was approximately $177 million. Such consideration was funded with a combination of (i) proceeds from the Equity Financing and (ii) proceeds from the Incremental Facilities.

Item 4.	Purpose of Transaction.

Purchaser purchased all of the outstanding Common Stock as a strategic investment. Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

(c) Except as described herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person referred to in Schedule 1 attached hereto has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 12, 2022, the Issuer entered into the Merger Agreement with Parent and Purchaser, pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Purchaser agreed, and Parent agreed to cause Purchaser, to make the Offer to purchase all of the outstanding Shares at a purchase price per Share of $8.75, net to the seller in cash, without interest, and subject to any required withholding of taxes.

The descriptions below of the Merger Agreement, the Equity Commitment Letter and the Tender and Support Agreement (as defined below) are intended as a summary only and each is qualified in its entirety by reference to such agreements, each of which are filed as exhibits to this Schedule 13D and incorporated by reference herein.  The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.  Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The Merger Agreement.

The Offer was made pursuant to the Merger Agreement. The Merger Agreement provided that Purchaser must commence the Offer as promptly as reasonably practicable, and in any event within thirteen calendar days of the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer was subject to the satisfaction or waiver of certain conditions. The Merger Agreement provided that each Sharps stockholder who tendered Shares in the Offer would receive $8.75 for each Share validly tendered and not validly withdrawn, net to the seller in cash, without interest and less any applicable withholding taxes.

The Merger Agreement provided that, at the effective time of the Merger  (the “Merger Effective Time”), Purchaser would be merged with and into Sharps pursuant to Section 251(h) of the DGCL. Following the Merger, the separate corporate existence of Purchaser ceased, and Sharps continued as the surviving corporation and a wholly-owned subsidiary of Parent. The Merger was governed by Section 251(h) of the DGCL and was effected on August 23, 2022.

Under the terms of the Merger Agreement, each Share (other than any Excluded Shares and any Dissenting Shares (each as defined below)) issued and outstanding immediately prior to the Merger Effective Time was converted automatically into and thereafter represented the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. Each Share held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor.

Shares issued and outstanding immediately prior to the Merger Effective Time that were held by any stockholder who was entitled to demand and properly demanded appraisal rights of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) were not converted into the right to receive the Merger Consideration. Rather, by virtue of the Merger, such Shares were automatically cancelled and no longer outstanding and ceased to exist, and the holders of such Shares were entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. If any such stockholder failed to perfect or withdraw or lost any such right to appraisal, each such Dissenting Share of such stockholder was thereupon converted into and became exchangeable only for the right to receive, as of the later of the Merger Effective Time and the time that such right to appraisal was irrevocably lost, withdrawn, or expired, the Merger Consideration in accordance with the Merger Agreement.

Holders who tendered their Shares in the Offer were not entitled to exercise appraisal rights with respect to such Shares, but rather received the Offer Price.

A copy of the Merger Agreement is attached hereto and incorporated by reference herein.

The Equity Commitment Letter.

Pursuant to the Equity Commitment Letter, the Aurora Funds committed in the aggregate, subject to the conditions of the Equity Commitment Letter, equity financing, of up to $186.1 million, for the purpose of enabling (i) Parent to cause the Purchaser to accept for payment and pay for all Shares tendered pursuant to the Offer, (ii) Parent to pay the consideration due under the Merger Agreement in connection with the Merger to holders of Sharps’ equity, and (iii) Parent and Purchaser to pay any fees, costs, and expenses required to be paid by Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement.

A copy of the Equity Commitment Letter is attached hereto and incorporated by reference herein.

The Debt Commitment Letter

In connection with the entry into the Merger Agreement, Parent also entered into the Debt Commitment Letter, which provided for $110.0 million in the aggregate of debt financing.

A copy of the Debt Commitment Letter is attached hereto and incorporated by reference herein.

Tender and Support Agreement

On July 12, 2022, in connection with the execution and delivery of the Merger Agreement, Sharps’ directors and certain executive officers (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, the Supporting Stockholders agreed to tender in the Offer all shares beneficially owned by such stockholders and not withdraw any such shares previously tendered. The Supporting Stockholders also agreed to vote all shares beneficially owned by them, among other things, (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) against any action, proposal, agreement, or transaction made in opposition to or competition with the merger or the Merger Agreement, and (iii) against any action, agreement or transaction that would or would be reasonably expected to impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the timely consummation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement.

A copy of the Tender and Support Agreement is attached hereto and incorporated by reference herein.

Organizational Documents

Pursuant to the terms of the Merger Agreement, at the Merger Effective Time, the Amended and Restated Certificate of Incorporation of Sharps, as amended, and the Amended and Restated Bylaws of Sharps, as amended, were amended and restated in their entirety.

Delisting and Deregistration

On August 23, 2022, in connection with the consummation of the Merger, Sharps notified the NASDAQ Capital Market (“Nasdaq”) of the consummation of the Merger and requested that Nasdaq suspend trading of the Shares effective as of before the opening of trading on August 23, 2022, and file with the SEC a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Nasdaq filed the Form 25 with the SEC on August 23, 2022.  Sharps intends to file with the SEC a certification on Form 15 requesting that the Shares be deregistered and that Sharps’ reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended.

Changes in Officers and Directors

In connection with the consummation of the Merger, as contemplated by the Merger Agreement, W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor resigned from the Board of Directors of Sharps, effective as of the Merger Effective Time.

Following consummation of the Merger, the following persons, who were members of the Board of Directors of Purchaser, became the new members to the Board of Directors of Sharps: Angela Klappa, Andrew Wilson, Matthew Laycock, Matthew Asperheim, Charles Veniez, and Robert Weil.

In connection with the consummation of the Merger, Eric T. Bauer resigned as an officer of Sharps and terminated employment with Sharps, effective as of August 23, 2022.

Following consummation of the Merger, the following persons were appointed officers of Sharps: John Pencak as Chief Financial Officer, and Allen Ruttenberg as Chief Marketing Officer, joining the following existing officers of Sharps: W. Patrick Mulloy II, Chief Executive Officer and President, Diana P. Diaz, Senior Vice President, Secretary, and Chief Accounting Officer, Gregory C. Davis, Vice President of Operations, and Dennis P. Halligan, Vice President of Sales and Marketing.

Item 7.	Materials to Be Filed as Exhibits

A
Agreement and Plan of Merger, dated as of July 12, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

B
Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 22, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp. (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Sharps with the SEC on July 25, 2022).

C
Equity Commitment Letter, dated as of July 12, 2022, by and between Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., Aurora Associates VI L.P., and Raven Buyer, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO-T/A filed by Sharps with the SEC on July 27, 2022).

D
Commitment Letter, dated as of July 12, 2022, by and among Raven Buyer Inc., and Antares Capital LP, as agent and lead arranger, and Antares Holdings LP, as committed lender (incorporated by reference to Exhibit (d)(10) to the Schedule TO-T/A filed by Sharps with the SEC on August 18, 2022).

E
Tender and Support Agreement, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and certain directors and executive officers of Sharps Compliance Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

F
Joint Filing Agreement by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc., Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P. and Aurora Associates VI L.P., dated September 1, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2022	Raven Houston Merger Sub, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President

Raven Buyer, Inc.

By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President

Aurora Equity Partners VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Equity Partners VI-A L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Associates VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Capital Partners VI L.P.

By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Capital Partners UGP LLC,

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser or its affiliates.  All directors and executive officers listed below are United States citizens.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Angela Klappa Chief Executive Officer President Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Angela Klappa currently serves as the CEO of Curtis Bay Medical Waste Services, which she joined in February 2022.  Previously, she was a senior executive at Aramark, specifically in the facilities services and industrial sector of Aramark Uniform Services.  During her more than 20 year tenure there, she held numerous positions of increasing responsibility leading sales, operations and business development.

Andrew Wilson Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners.  Mr. Wilson joined Aurora Capital Partners in 2008.  Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Matthew Laycock Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners.  Mr. Laycock joined Aurora Capital Partners in 2004.  Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

Matthew Asperheim Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Asperheim is a Vice President of Aurora Capital Partners.  Mr. Asperheim joined Aurora Capital Partners in 2014.  Previously, he was in the Investment Banking Division of Houlihan Lokey where he was a member of the Healthcare Group in Chicago.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Charles Veniez Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	Charles Veniez currently serves as Board Chair of West Coast Gate & Entry Systems, Board Chair at Curtis Bay Medical Waste Services, Board Member at Wholesale Produce Supply and is a Member of the Aurora Capital Executive Advisory Committee. Charles is also managing Member of Mount Royal Holding, LLC. Prior to that he was President & CEO from 2014 from 2018 of Industrial Container Services.

Robert Weil Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert Weil is currently the Chief Financial Officer at Restaurant Technologies which he joined in 2007.  Prior to joining Restaurant Technologies, Mr. Weil had a 15 year career in the airline industry, holding various finance roles at Northwest Airlines from 1991-2000 and Chief Financial Officer at MAIR Holdings from 2000-2007, the publicly traded parent company of Mesaba Airlines, a regional carrier for Northwest Airlines.

John Pencak Chief Financial Officer Treasurer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
John Pencak currently serves as Chief Financial Officer and Treasurer at Curtis Bay Medical Waste Services.  Mr. Pencak has held various positions of increasing responsibility in the management consulting industry for more than 25 years.

Allen Ruttenberg Chief Operating Officer Secretary	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Allen Ruttenberg currently serves as the Chief Commercial Officer at Curtis Bay Medical Waste Services, starting in 2021. Prior to his current role, he also served Curtis Bay MWS as District Manager, 2016-2018, V.P. Sales 2018-2020 and COO from 2020-2021. Prior to Curtis Bay MWS, Mr. Ruttenberg held various positions of increasing responsibility in the Environmental Services Industry.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent.  All directors and executive officers listed below are United States citizens.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Angela Klappa Chief Executive Officer President Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Angela Klappa currently serves as the CEO of Curtis Bay Medical Waste Services, which she joined in February 2022.  Previously, she was a senior executive at Aramark, specifically in the facilities services and industrial sector of Aramark Uniform Services.  During her more than 20 year tenure there, she held numerous positions of increasing responsibility leading sales, operations and business development.

Andrew Wilson Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners.  Mr. Wilson joined Aurora Capital Partners in 2008.  Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Matthew Laycock Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners.  Mr. Laycock joined Aurora Capital Partners in 2004.  Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

Matthew Asperheim Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Asperheim is a Vice President of Aurora Capital Partners.  Mr. Asperheim joined Aurora Capital Partners in 2014.  Previously, he was in the Investment Banking Division of Houlihan Lokey where he was a member of the Healthcare Group in Chicago.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Charles Veniez Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	Charles Veniez currently serves as Board Chair of West Coast Gate & Entry Systems, Board Chair at Curtis Bay Medical Waste Services, Board Member at Wholesale Produce Supply and is a Member of the Aurora Capital Executive Advisory Committee. Mr. Veniez is also managing Member of Mount Royal Holding, LLC. Prior to that he was President & CEO from 2014 to 2018 of Industrial Container Services.

Robert Weil Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert Weil is currently the Chief Financial Officer at Restaurant Technologies, which he joined in 2007.  Prior to joining Restaurant Technologies, Mr. Weil had a 15 year career in the airline industry, holding various finance roles at Northwest Airlines from 1991 to 2000 and as Chief Financial Officer at MAIR Holdings from 2000 to 2007, the publicly traded parent company of Mesaba Airlines, a regional carrier for Northwest Airlines.

John Pencak Chief Financial Officer Treasurer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
John Pencak currently serves as Chief Financial Officer and Treasurer at Curtis Bay Medical Waste Services.  Mr. Pencak has held various positions of increasing responsibility in the management consulting industry for more than 25 years.

Allen Ruttenberg Chief Operating Officer Secretary	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Allen Ruttenberg currently serves as the Chief Commercial Officer at Curtis Bay Medical Waste Services, starting in 2021.  Prior to his current role, Mr. Ruttenberg also served as District Manager at Curtis Bay Medical Waste Services from 2016 to 2018, and Vice President Sales from 2018 to 2020 and as Chief Operating Officer from 2020 until 2021.  Prior to Curtis Bay Medical Waste Services, Mr. Ruttenberg held various positions of increasing responsibility in the environmental services industry.

MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF AURORA CAPITAL PARTNERS UGP LLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of managers and executive officer of Aurora Capital Partners UGP LLC, the general partner of Aurora Capital Partners VI L.P., which manages each of the Aurora Funds. are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Aurora Funds or any of their affiliates.  All directors and executive officers listed below are United States citizens.
Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Robert Fraser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	Robert Fraser is a Partner at Aurora Capital Partners. Mr. Fraser joined Aurora Capital Partners in 2007. Previously, he was a Senior Associate at BC Partners in New York.

Joshua Klinefelter Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Joshua Klinefelter is a Partner at Aurora Capital Partners.  Mr. Klinefelter joined Aurora Capital Partners in 1999.  Previously, he was in the Investment Banking Division of Bear Stearns in both the New York and Los Angeles offices.

Matthew Laycock Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners.  Mr. Laycock joined Aurora Capital Partners in 2004.  Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

John Mapes Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	John Mapes is a Partner at Aurora Capital Partners. Mr. Mapes joined Aurora Capital Partners in 1992. Previously, he was in the Corporate Finance Group at Salomon Brothers.

Randy Moser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Randy Moser is a Partner at Aurora Capital Partners.  Mr. Moser joined Aurora Capital Partners in 2006.  Previously, he was a Senior Associate at Bertram Capital Management and in the Investment Banking Division of Merrill Lynch where he was a member of the Global Industries Group in Los Angeles.

Mark Rosenbaum Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Mark Rosenbaum is a Partner at Aurora Capital Partners.  Mr. Rosenbaum joined Aurora Capital Partners in 2001.  Previously, he was at Summit Partners and in the Investment Banking Division of Montgomery Securities.

Andrew Wilson Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners.  Mr. Wilson joined Aurora Capital Partners in 2008.  Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Robert West Chief Financial Officer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert West is Chief Financial Officer of Aurora Capital Partners.  Mr. West joined Aurora Capital Partners in 2011.  Previously, he was Chief Financial Officer at Northgate Capital, BGC Partners and Thomas Weisel Partners Group.

Joint Filing Agreement

September 1, 2022

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value (the “Common Stock”), of Sharps Compliance Corp., a Delaware corporation (the “Issuer”), and such other securities of the Issuer and its affiliates that the undersigned may acquire or dispose of from time to time, is being filed jointly on behalf of each of them with the Securities and Exchange Commission in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.  The undersigned further agree that this Agreement shall be included as an Exhibit to such joint filing.

Pursuant to and in accordance with the Exchange Act, and the rules and regulations thereunder, the undersigned further agree to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.

This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of the date first written above.

Raven Houston Merger Sub, Inc.

By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President

Raven Buyer, Inc.

By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President

Aurora Equity Partners VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Equity Partners VI-A L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Associates VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Capital Partners VI L.P.

By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Capital Partners UGP LLC,

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer